

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

DIVISION OF
CORPORATION FINANCE
Mail Stop 3561

August 9, 2007

<u>By Facsimile and U.S. Mail</u>

Mr. Ikuo Otani
General Manager, Corporate Planning
Kabushiki Kaisha Wacoal Holdings
29 Nakajima-cho, Kisshoin, Minami
Kyoto 601-8530, Japan

> **Re:** **Wacoal Holdings, Corp.**
> **Form 20-F for the fiscal year ended March 31, 2007**
> **Filed July 20, 2007**
> **File No. 000-11743**

Dear Mr. Otani:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 5 Operating and Financial Review and Prospects

Net Income, page 27

1. We note in March 2006 Fukushima Wacoal Sewing Corporation terminated its operations. We note that you have not presented discontinued operations. Please tell us what consideration you gave to SFAS 144.

Consolidated Financial Statements, page F-1

2. We note that your investments in securities, inclusive of non consolidated equity investments, exceed 40% of the value of your total assets less cash. Please tell us what was your consideration of Section 3(a)(1) of the Investment Company Act of 1940. We presume that the fair value of your equity investments exceeds the book value of such investments for purposes of assessing the applicability of the exemption provided by Rule 3a-1.

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Consolidation, page F-10

3. We note some of your subsidiaries have fiscal years ending December 31. Please disclose any intervening events which might materially affect the results of your operations reported as of March 31.   See Regulation S-X Item 3A-02(b)(1).

Note 6. Investments in Affiliates, page F-18

4. We note in 2006 your total equity in net income of affiliated companies is significant when compared to income from continuing operations before taxes. Please tell us what consideration you gave to Rule 3-09 of Regulation S-X.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments. Please submit your response letter on EDGAR as a correspondence file.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Scott Stringer, Staff Accountant at (202) 551-3272, or me at (202) 551-3841 if you have any questions regarding the comments on the financial statements and related matters.

Sincerely,

Michael Moran
Accounting Branch Chief